Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: May 6, 2021

In connection with MDC Partners Inc.’s (“MDC”) proposed business combination with Stagwell Media LP, the following article and interview with Mark Penn, Chairman and CEO of MDC and Managing Partner of The Stagwell Group, was published by Adweek on May 5, 2021..

MDC and Stagwell Group Merger Moves Ahead, as Q1 Results Are Reported

Both companies released their Q1 results today

BY STEPHEN LEPITAK & ERIK OSTER

The merger between MDC and Stagwell is moving ahead, but still requires some patience, shareholders at a Q1 earnings update call learned today. The deal is expected to be completed in the coming months.

Last December, MDC, the group network behind Doner, 72&Sunny and Anomaly, announced an agreement to merge with Stagwell Group, which owns Code & Theory, The Harris Poll, Wolfgang and Observatory. Both companies are headed up by Mark Penn.

“We look forward to successfully completing this transaction in the upcoming months,” said MDC’s lead independent director Irwin Simon.

“I know it’s taken a little time to get there, but patience is often rewarded, and we are confident that this will be the case here.”

MDC’s Q1 performance

Penn described the Q1 results for MDC as a “solid start” with “faster than expected recovery.” This includes revenue of $307.6 million, a decline of 6% year on year from $327.7 million, and organic revenue down by 6.9%, thanks to the pandemic.

Net revenue was also down by 1.4% year on year at $270.7 million; however, new business wins jumped from $8.4 million to $10.2 million.

In total, there were $92.1 million in wins over the year.

Among the client wins was an expansion of the relationship with Johnson & Johnson and picking up the Lubriderm brand, as well as Travelocity and LL Bean. 72&Sunny expanded its relationship with AB Inbev, while Anomaly won contracts with Denny’s, Nespresso and Diageo.

Last week, Doner and Code and Theory picked up Johnson’s Baby and Aveeno Baby U.S.

Anomaly also picked up new commissions from Facebook, Uber and Google.

“We continue to see a rebound from pandemic revenue lows, with year-over-year revenue growth in the healthcare, consumer products and financial client sectors,” said Penn. “We are encouraged by the strong start to the year and maintain our outlook of 7 to 9% organic revenue growth for the year with [an] adjusted EBITDA of $190 million to $200 million.”

Stagwell’s Q1 results

Meanwhile, Stagwell Group reported net revenue growth of $158.1 million for Q1 2021, up 4.8% compared to its performance last year. The company also included double-digit growth across areas not impacted by the pandemic.

During an earnings call, Stagwell partner Jay Leveton celebrated new business clients like Atlantic Broadband, CVS Health, DeBeers, DoorDash and LuluLemon.

“The biggest opportunity for growth is in pure digital services,” Penn said, while citing performance marketing and platform-building as prime opportunity areas.

“Performance marketing is weighted toward the holiday season, and we’re expecting a strong holiday season based on the excellent client mix that we have,” he added, while also predicting a resurgence in travel for the second half of the year.

Penn also said that Stagwell was seeing continued growth via a combination of organic growth and new business. He called the business pipeline for Stagwell “unprecedented” in terms of opportunities from new pitches.